Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
HMN Financial, Inc.:
We consent to the incorporation by reference of our reports dated March 4, 2011, with respect to the consolidated balance sheets of HMN Financial, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of loss, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of HMN Financial, Inc., in the following Registration Statements of HMN Financial, Inc.: Nos. 333-88228, 33-94388, 33-94386, 33-64232, and 333-158893 on Form S-8 and No. 333-156883 on Form S-3.
/s/ KPMG LLP
Minneapolis, Minnesota
March 4, 2011